IPA’s Subsidiary BioStrand and PGxAI Announce Strategic Collaboration to Develop First-In-Class AI Model for Pharmacogenomics Recommendations Using LENSai™

VICTORIA, BRITISH COLUMBIA (CANADA), June 25, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced that its subsidiary, BioStrand, is collaborating with PGxAI to leverage BioStrand's patented Foundation AI Model, LENSai. This collaboration advances the precision medicine field of pharmacogenomics and supports LENSai Application Programming Interface (“API”) commercial rollout through expanding LENSai features and market reach.

Pharmacogenomics, the study of how genetic variations affect drug response, is integral to IPA’s goal to efficiently create tailored therapies and improve patient outcomes. The vast amount of genetic data has historically been difficult for researchers to access, manage, and interpret. LENSai was built to address that challenge through its unique ability to analyze Large Language Models simultaneously with many disparate forms of research and patient data. LENSai was recently made available by BioStrand to certain current and prospective partners through an API. BioStrand’s collaboration with PGxAI is an important next step aimed at providing LENSai users the ability to apply pharmacogenetic analysis, reflecting our shared mission of better healthcare solutions through advanced technology.

“The work we’ve begun with PGxAI marks a significant application of LENSai to a critical real-world challenge, enabling the development of a unique pharmacogenomics AI model,” said Dr. Jennifer Bath, President, and CEO of IPA. “With more genomic data and new pharmacogenetic insights, more advanced methods are urgently needed to analyze and predict treatment responses and adverse drug reactions. We believe that LENSai offers a potentially groundbreaking approach to creating an adaptive AI model that is designed to predict individual patient responses to both existing and new drugs.”

Mike Zack, MD, PhD, CEO of PGxAI, commented, “We are excited to partner with BioStrand, a leader in AI-powered biotherapeutic solutions. Our collaboration aims to create a transformative AI model for the pharmacogenomics sector, enhancing our ability to predict effective and safe therapies. This partnership represents a significant step toward revolutionizing personalized medicine.”

Allan Gobbs, Executive Chairman of PGxAI, added, “The clinical value of pharmacogenomics is increasingly recognized by healthcare providers and payers. We believe that our model will enable unprecedented personalization and precision in pharmacogenetic recommendations, potentially transforming medication prescription practices on a global scale.”

Despite advancements in generative AI, vector search, and multi-omics, practical applications of precision medicine remain limited, contributing to over 30% of adverse drug reactions, as noted in The Lancet1. By sequencing the human genome and cataloging genetic variants, we can better understand and predict how patients will respond to specific drugs. Integrating pharmacogenomics with Electronic Health Records (EHRs) and Artificial Intelligence (AI) offers significant potential to personalize treatments and enhance patient outcomes.

A robust AI model in this field has the potential to revolutionize the $400 billion2 prescription drug market, significantly improving patient outcomes and driving innovation in precision medicine. This presents a compelling investment opportunity to transform healthcare by delivering cutting-edge solutions in the rapidly evolving precision medicine landscape.

Dirk Van Hyfte, MD, PhD, Head of Technology at IPA and Co-Founder of BioStrand, stated, "We are thrilled to deploy our LENSai software, available through API, to support PGxAI’s cutting-edge initiatives. Our collaboration is set to enhance rational drug design by integrating advanced AI analysis of vast genomic data, enabling the precise tailoring of therapies to individual genetic profiles. This approach not only boosts the efficacy and safety of treatments but also streamlines the drug development process, reducing both timelines and costs. Our technology is developed to help optimize drug therapies for specific patient needs, marking a significant advancement in personalized medicine."

1 https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(22)01841-4/abstract

2 https://www.iqvia.com/insights/the-iqvia-institute/reports-and-publications/reports/the-use-of-medicines-in-the-us-2023

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Investor contact: investors@ipatherapeutics.com

About PGxAI

PGxAI is a leading AI-powered pharmacogenetics platform that is transforming precision medicine through proprietary algorithms and real-world data analysis. In partnership with InterSystems, PGxAI utilizes advanced tools like vector search and generative AI to analyze extensive real-world data, addressing challenges in drug selection, dosage personalization, and identifying significant drug-drug interactions.

Contact email - admin@pgx.ai Corporate presentation use this link

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the potential of LENSai and the collaboration with PGxAI, the impact technologies, including their benefits, and statements relating to IPA’s expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA’s LENSai platform with its HYFT technology may not have the expected results, risks that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments with higher efficacy and lower side effects will not be achieved, risks that the benefits to drug discovery, protein-based therapeutics, and synthetic biology won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.